UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-39137

AnPac Bio-Medical Science Co., Ltd.

(Registrant’s name)

801 Bixing Street, Bihu County

Lishui, Zhejiang Province 323006

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Explanatory Note:

The Registrant is filing this Report on Form 6-K to report its unaudited financial results for the nine months ended September 30, 2022 and to discuss its recent corporate developments. The Company's financial statements and related financial information for the nine months ended September 30, 2022 are unaudited or have not been reviewed by the Company's independent registered accountant. These financial results could differ materially if they were reviewed by the Company’s independent registered accountant.

Financial highlights:

●	Total revenue was approximately RMB11.6 million (US$1.6 million) for the nine months ended September 30, 2022, a decrease of 15.2% from RMB13.7 million for the same period of 2021.

●	Gross profit margin was 72.1% for the nine months ended September 30, 2022, representing an increase of 12.8% from 59.3% for the same period of 2021, primarily due to higher gross profit margin revenue such as net revenue from physical checkup packages and technology service accounted for higher percentage in total revenue during the nine months ended September 30, 2022.

●	The average selling price (“ASP”) of CDA-based tests was RMB271.1(US$38.1) for the nine months ended September 30, 2022, a decrease of RMB191.5, or 41.4% from RMB462.6 in the same period of 2021, primarily due to focusing on more conventional cancer detection tests at lower prices.

●	Net loss was approximately RMB71.1 million (US$10.0 million) for the nine months ended September 30, 2022, compared to a net loss of RMB89.0 million for the same period of 2021. The net loss for the nine months ended September 30, 2022 was mainly attributable to approximately RMB8.9 million (US$1.2 million) of selling and marketing expenses, approximately RMB7.9 million (US$1.1 million) of research and development expenses, approximately RMB43.7 million (US$6.1 million) of general and administrative expenses, and approximately $20.7 million (US$2.9 million) of impairment of intangible assets and goodwill.

●	Non-GAAP net loss[1] was approximately RMB59.0 million (US$8.3 million) for the nine months ended September 30, 2022, compared to a non-GAAP net loss of approximately RMB55.0 million for the same period of 2021. Non-GAAP net loss was increased by 7.2% compared with the same period of 2021.

●	Short-term debt was approximately RMB16,000 (US$2,000) as of September 30, 2022, a decrease of 100.0% from approximately RMB33.8 million at the end of last fiscal year (December 31, 2021). The decrease in short-term debt was mainly because the company issued an aggregate of 4,842,197 shares for the Registered Convertible Debentures in principal balance of approximately RMB20.0 million (US$2.8 million) by March 16, 2022 and issued an aggregate of 3,232,397 shares for the Ascent Convertible Debentures in principal balance of approximately RMB5.0 million (US$703,000) by April 27, 2022. In addition, the Company repaid approximately RMB5.9 million (US$829,000) bank loan on September 30, 2022.

(1) Non-GAAP net loss is defined as net loss excluding change in fair value of convertible debts and share-based compensation. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Results” at the end of this report.

Business Highlights for the Nine Months Ended September 30, 2022

●	The Company continued to receive validation on the efficacy of CDA testing through clinical study follow-ups. As of September 30, 2022, AnPac Bio had contacted 29,918 individuals tested using CDA packages in China and received substantive feedback regarding health conditions and disease development from 17,494 individuals.

●	As of September 30, 2022, the Company filed 260 patent applications globally, among which 155 patents had been granted, including 22 patents granted in the United States, 68 in greater China (including eight in Taiwan), and 65 in other countries and regions.

●	The Company continued to build a cancer risk assessment database, which totaled approximately 280,095 samples as of September 30, 2022, including approximately 235,551 samples from commercial CDA-based tests and approximately 44,544 samples from research studies.

●	The Company delivered an aggregate of 8,074,594 shares reserved for convertible debentures in principal balance of approximately RMB25.0 million (US$3.5 million) by September 30, 2022 at conversion prices ranging from US$0.16 to US$1.0 per share. The Company also issued 6,000,000 shares as reserve for potential convertible loans conversion in the first quarter of 2022.

Dr. Chris Yu, AnPac Bio’s Co-CEO commented: “The first nine months of 2022 were challenging due to COVID-19. We saw decrease in paid cancer test revenue. On the other hand, we have made strong efforts in reducing our costs, which resulted in double digit reduction in our losses. We also continue to validate and improve our technology and products, including class III medical device applications. We continue to build a lead in global multi-cancer test sample size and a multi-cancer test follow-up study. The multi-cancer test which we championed since early 2010s is being accepted by more and more experts and customers."

Key Items of Financial Results for the Nine Months Ended September 30, 2022

Going concern Uncertainty

The Group’s principal sources of liquidity have been cash generated from financing and operating activities. As of September 30, 2022, the Group had RMB7.6 million (US$1.1 million) of cash and cash equivalents and a working capital deficit of RMB19.1 million (US$2.7 million). For the nine months ended September 30, 2021 and 2022, the Group incurred continuous losses of RMB89.0 million and RMB71.1 million (US$10.0 million), respectively. The recent resurgence of COVID-19 and lockdown policies in Shanghai, China also has negative impact on the Group’s operation. The above-mentioned facts raise substantial doubt about the Group’s ability to continue as a going concern. In assessing its liquidity, management monitors and analyzes the Group’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. With respect to capital funding requirements, the Group budgeted capital spending based on ongoing assessments of needs to maintain adequate cash. The Group intends to finance its future working capital requirements and capital expenditures from financing activities until the Group’s operating activities generate positive cash flows, if ever. Management expects continuous capital financing through debt or equity issuances to support its working capital requirements.

The Group can make no assurances that required financings will be available for the amounts needed, or on terms commercially acceptable to the Group, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on the Group and its financial statements.

Revenue

Total revenues decreased by 15.2% to approximately RMB11.6 million (US$1.6 million) for the nine months ended September 30, 2022 from approximately RMB13.7 million for the same period of 2021, primarily due to a significant decrease of approximately RMB6.5 million in revenue from cancer screening and detection tests, offset by an increase of approximately RMB2.4 million in net revenue from physical checkup packages and increase of approximately RMB1.9 million in revenue from technology service.

Cost of Revenues

Cost of revenues decreased by 41.8% to approximately RMB3.2 million (US$455,000) for the nine months ended September 30, 2022 from approximately RMB5.6 million for the same period of 2021, primarily due to the decrease of approximately RMB2.9 million cost of revenue from cancer screening and detection test, which was in line with the decrease in revenue from cancer screening and detection tests, offset by the increased cost in technology services and retail products.

Gross Profit and Gross Margin

Gross margin was 72.1% for the nine months ended September 30, 2022, representing an increase from 59.3% for the same period of 2021, higher gross profit margin revenue such as net revenue from physical checkup packages and technology service accounted for higher percentage in total revenue. Technology service is a new revenue stream since the fourth quarter of fiscal year 2021, which led to the increase of the total gross margin for the nine months ended September 30, 2022, compared with the nine months ended September 30, 2021.

Selling and Marketing Expenses

Selling and marketing expenses decreased by 48.8% to approximately RMB8.9 million (US$1.2 million) for the nine months ended September 30, 2022 from approximately RMB17.3 million in the same period of 2021, primarily due to less marketing activities caused by COVID-19 in Shanghai.

Research and Development Expenses

Research and development expenses decreased by 33.2% to approximately RMB7.9 million (US$1.1 million) for the nine months ended September 30, 2022 from approximately RMB11.9 million for the same period of 2021, primarily due to less share-based compensation for our research and development personnel and less testing materials expense.

General and Administrative Expenses

General and administrative expenses decreased by 25.8% to approximately RMB43.7 million (US$6.1 million) for the nine months ended September 30, 2022 from approximately RMB58.9 million for the same period of 2021, primarily due to less share-based compensation and professional consulting expenses.

Impairment of intangible assets and goodwill

On August 15, 2021, the Company completed a step acquisition of 60% equity interest in Anpai Shanghai, consisting of an acquisition of 40% equity interest of Anpai Shanghai acquired from Dr. Chang Yu. Due to the slow development of Anpai Shanghai, the Company evaluated the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition and determined that the fair value of intangible assets of Anpai Shanghai was nil. Therefore, the Company impaired the intangible assets acquired from the acquisition of Anpai Shanghai of RMB7.9 million (US$1.1 million) and goodwill of RMB12.8 million (US$1.8 million).

Change in fair value of convertible debt

The Company recognized the convertible debt at fair value. For the nine months ended September 30, 2022 and 2021, the Company recognized an aggregated unrealized gain of approximately RMB142,000(US$20,000) and unrealized loss of approximately RMB9.3 million, respectively, due to changes in fair value of convertible debt.

Net Loss

Net loss decreased to approximately RMB71.1 million (US$10.0 million) for the nine months ended September 30, 2022, compared to approximately RMB89.0 million for the same period of 2021. Basic and diluted loss per share was RMB2.42 (US$0.34) for the nine months ended September 30, 2022, compared to that of RMB6.52 for the same period of 2021.

Balance Sheet

As of September 30, 2022, the Company had cash and cash equivalents of approximately RMB7.6 million (US$1.1 million), compared to approximately RMB9.3 million as of December 31, 2021.

The Company adopted ASU 2016-02, Leases (Topic 842) on January 1, 2022. The guidance requires the lessee to record operating leases on the balance sheet with a right-of-use asset and corresponding liability for future payment obligations. The Company recognized right of use assets and lease liabilities of approximately RMB8.5 million (US$1.2 million) and RMB8.8 million (US$1.2 million) as of September 30, 2022.

Subsequent events

On October 3, 2022, the Company announced changes to its board composition and management team. Mr. Haohan Xu has been appointed as a director of the board of directors (the “Board”), Co-Chairperson of the Board and Co-Chief Executive Officer of the Company. Ms. Xiaoyu Li has been appointed as a director of the Board and as Co-Chief Financial Officer of the Company. Mr. Tianruo (Robert) Pu has been appointed as a director of the Board, chairperson of the audit committee and member of the compensation committee as well as nominating and corporate governance committee. Mr. Zhigang (Frank) Zhao has been appointed as a director of the Board, chairperson of the compensation committee and member of the audit committee as well as nominating and corporate governance committee. Mr. Honggang (Harvey) Tian has been appointed as a director of the Board, chairperson of the nominating and corporate governance committee and member of the audit committee as well as compensation committee. In relation to the above appointments, each of Xing Pu, Ren Luo, Jianhua Shao and Guo Feng will resign as a director and/or officer of the Company.

On October 12, 2022, the Company and Hunan Weitou Scientific Technology Co., Ltd. (“Weitou”) agreed to cancel the investment agreement signed on April 4, 2022, in which Weitou agreed to invest $3 million to the Company in exchange for 7,250,000 shares and provide $3 million continuous investment every six months up to 30 months after the first investment closed. The total investment is $15 million. The Company did not receive any money for this investment agreement from April 4, 2022 to the cancellation of the agreement.

On October 18, 2022, the Company announced that its Board of Directors authorized it to change the ratio of the Company’s American Depositary Shares (“ADSs”) to its Class A ordinary shares from one (1) ADS representing one (1) Class A ordinary share to one (1) ADS representing twenty (20) Class A ordinary shares. The change in the ADS ratio became effective on November 4, 2022. For the Company’s ADS holders, the change in the ADS ratio will have the same effect as a one-for-twenty reverse ADS split, with all fractional shares being redeemed.

On September 2, 2022, three investors (the “Plaintiffs") in the Company’s May 2022 private placements filed an action against the Company in the State of Delaware Court of Chancery, Chen Wenge, et al. v. AnPac Bio-Medical Science Co., Ltd., C.A. No. 2022-0779-PAF (the “Action”). The Plaintiffs sued the Company for breaches of the investment agreements of May 2022. The Plaintiffs claimed that the entry into certain investment agreements and a merger agreement breached or would breach the terms of the plaintiffs’ (and several other investors’) securities purchase agreements, including a right of first refusal and a prohibition against certain acquisitions and changes of business. The Court issued a temporary restraining order concerning enforcement of the private placements on September 3, 2022, amended the temporary restraining order on September 9, 2022, and further amended the temporary restraining order on September 23, 2022 (“TRO”). In order to settle the Action, on October 15, 2022, the Company entered into Stock Repurchase Agreement with the Plaintiffs and all other investors in the May 2022 private placements with the original investment of $3 million, who beneficially owned an aggregate of 12,492,283 ordinary shares (“Shares”) of the Company and warrants to purchase a total of 2,475,000 ordinary shares at various exercise prices (the “Warrants,” together with the Shares, the “Securities”), for total consideration of $1.5 million. The Company fully settled the Action by October 27, 2022. In connection with the settlement, by November 7, 2022, Yuyang Cui and Jiawen Kang resigned from the Board of Directors and Yuyang Cui resigned as co-CEO of the Company. The related warrants bought back were fully canceled and the ordinary shares bought back become the Company’s treasury shares.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	December 31, 2021	September 30, 2022	September 30, 2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	9,251	7,579	1,065
Prepaid expenses	4,704	14,894	2,092
Accounts receivable, net	5,554	8,831	1,240
Amounts due from related parties, net	200	1,936	272
Inventories, net	490	384	54
Other current assets, net	3,350	3,392	476
Total current assets	23,549	37,016	5,199

Property and equipment, net	20,264	18,732	2,631
Land use rights, net	1,138	1,118	157
Intangible assets, net	8,857	209	29
Goodwill	12,758	-	-
Right-of-use assets	-	8,549	1,201
Long-term investments	923	855	120
TOTAL ASSETS.	67,489	66,479	9,337

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term debts	33,759	16	2
Accounts payable	2,732	5,303	742
Advance from customers	4,174	4,414	620
Amounts due to related parties	2,471	2,006	282
Lease liability-current	-	1,052	148
Accrued expenses and other current liabilities	19,770	43,357	6,090
Total current liabilities	62,906	56,148	7,884

Deferred tax liabilities	2,158
Lease liability-non-current	-	7,755	1,089
Other long-term liabilities	1,107	1,087	153
TOTAL LIABILITIES.	66,171	64,990	9,126

Commitments and contingencies

Shareholders’ deficit:
Class A Ordinary shares (US$0.01 par value per share; 70,000,000 shares authorized, 16,604,402 and 37,756,976 shares issued and outstanding as of December 31, 2021 and September 30, 2022, respectively)	1,096	2,489	350
Class B Ordinary shares (US$0.01 par value per share; 30,000,000 authorized, 2,773,100 and 3,573,100 shares issued and outstanding as of December 31, 2021 and September 30, 2022, respectively)	185	240	34
Additional paid-in capital	465,334	536,519	75,358
Accumulated deficit	(475,646)	(545,635)	(76,638)
Accumulated other comprehensive income	4,532	3,051	429

Total AnPac Bio-Medical Science Co., Ltd. shareholders’ (deficit	(4,499)	(3,336)	(467)
Non-controlling interests	5,817	4,825	678

Total shareholders’ equity	1,318	1,489	211

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	67,489	66,479	9,337

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	Nine Months Ended September 30,
	2021	2022	2022
	RMB	RMB	US$
Revenues:
Cancer screening and detection tests	13,634	7,095	997
Physical checkup packages	46	2,447	344
Technology service	-	1,859	261
Retail revenue	-	206	29
Total revenues	13,680	11,607	1,631

Cost of revenues	(5,567)	(3,238)	(455)

Gross Profit	8,113	8,369	1,176

Operating expenses:
Selling and marketing expenses	(17,335)	(8,869)	(1,246)
Research and development expenses	(11,863)	(7,920)	(1,112)
General and administrative expenses	(58,926)	(43,749)	(6,145)
Impairment intangible assets	-	(7,911)	(1,111)
Impairment of goodwill	-	(12,758)	(1,792)

Loss from operations	(80,011)	(72,838)	(10,230)

Non-operating income and expenses:
Interest expense, net	(4,140)	(294)	(41)
Foreign exchange loss, net	(260)	(1,071)	(150)
Share of net gain (loss) in equity method investments	13	(68)	(10)
Other income, net	1,453	858	121
Change in fair value of convertible debt	(9,278)	142	20
Gain from fair value change in equity investment	3,160	-	-

Loss before income taxes	(89,063)	(73,271)	(10,290)
Income tax benefit	111	2,130	299

Net loss	(88,952)	(71,141)	(9,991)

Net gain (loss) attributable to non-controlling interests	(1,365)	(1,152)	(162)

Net loss attributable to ordinary shareholders	(87,587)	(69,989)	(9,829)

Loss per share:
Class A and B Ordinary shares – basic and diluted	(6.52)	(2.42)	(0.34)

Weighted average shares outstanding used in calculating basic and diluted loss per share
Ordinary shares - basic and diluted	13,434,731	28,963,459	28,963,459

Other comprehensive income (loss), net of tax:
Foreign currency translation differences	(164)	(1,481)	(208)

Total comprehensive loss	(89,116)	(72,622)	(10,199)
Total comprehensive loss attributable to non-controlling interests	(1,365)	(1,152)	(162)

Total comprehensive loss attributable to ordinary shareholders	(87,751)	(71,470)	(10,037)

Use of Non-GAAP Financial Measures

Non-GAAP net loss is calculated as net income adjusted for change in fair value of convertible debts and stock-based compensation expense. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with US GAAP.

Reconciliations of Non-GAAP Results

Reconciliations of Non-GAAP net loss

(All amounts in thousands, except share and per share data or otherwise stated)

	For the nine months ended
	September 30,	September 30,	September 30,
	2021	2022	2022
	RMB	RMB	US$
Net loss	(88,952)	(71,141)	(9,991)
Less:
Change in fair value of convertible debts	9,278	(142)	(20)
Stock based compensation expense	24,650	12,283	1,725
Non-GAAP net loss	(55,024)	(59,000)	(8,286)

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this current report with respect to the Company’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. The Company cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, including but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. Therefore, investors should not place undue reliance on such forward-looking statements. Actual results may differ significantly from those set forth in the forward-looking statements.

All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AnPac Bio-Medical Science Co., Ltd.
(Registrant)

Date: December 29, 2022	By:	/s/ Haohan Xu
	Name:	Haohan Xu
	Title:	Co-Chief Executive Officer